January 31, 2013

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549

Attention:  John Reynolds, Assistant Director

Re:	Gold Ridge Resources, Inc.
Registration Statement on Form S-1
Filed November 7, 2012
File No. 333-184793

Ladies and Gentlemen:

This letter sets forth the responses of Gold Ridge Resources, Inc. ( the "Company") to the comments of the reviewing staff (“Staff”) of the Securities and Exchange Commission (“Commission”) in connection with the above referenced filing as set forth in the comment letter of November 29, 2012.  Each numbered paragraph below responds to the comment having the same number in the November 29 comment letter.

Responses to Comments:

1.	JOBS Act disclosure has been added. (pages 3 and 41-42).

2.
The Company has not and does not intend to utilize written communications under Section 5(d) of the Securities Act or research reports distributed in reliance upon Section 2(a)(3) of the Securities Act..

3.	The technical report has been removed. However, disclosure has been substituted that addresses the topics requied by Industry Guide 7 (pages 27 through39 ).

4.	The expiration date of the mining claims has been updated on page 30.

5.	The Item 501(b)(3) has been added in tabular form (page 4).

6.	The dealer prospectus delivery requirement language has been inserted on the back cover of the prospectus.

7.	The $60,000 amount to complete phase 1 has been replaced by $14,500 on page 8.

8.	The language regarding unknown risks has been deleted from page8.

9.	The subheading for the second risk factor has been corrected (page 8).

10.	Language has been added to clarify that the CEO will own over 44.4% of the Company’s stock if the offering is not completely sold (page6).

11.	A table disclosing use of proceeds at varying levels of proceeds has been added at page17.

12.	More detail has been added concerning use of proceeds on page17.

13.	A dilution table has been added at page 20.

14.	The language concerning irrevocability of subscriptions has been deleted (page21).

15.	The references on page 29 to the lease term and royalty schedule have been made consistent. The Lease and an Amendment to the lease have been added as Exhibits 10.2 and 10.3.

16.	Detail as to the proposed exploration program is included at pages38 through39.

17.	Disclosure concerning government approvals and regulations has been added (pages 39-40).

18.	Language has been added addressing Item 101(h)(5)(i) at page 40.

19.	Language has been added concerning Ms. Flansburg’s tenure (page 50).

20.	Disclosure has been added concerning time commitments of Mr. Mough and Ms. Flansburg. (page49) and concerning Mr. Mough’s geological consulting business.

21.	The dates have been corrected in the compensation table (page 52).

22.	Disclosure has been added concerning related party payables (page53).

23.	References to a “sole director” have been corrected throughout the document.

24.	The September 30, 2012 unaudited financial statements have been added.

25.	The auditor’s report has been corrected to cover the period from inception through June 30, 2012.

26.	The Company has sent the Commission an additional $6.64 in filing fee.

27.	The cited sentence has been deleted from the discussion of indemnification (page II-1).

28.	Exhibit 3.1 is a State of Nevada form which was not filed with the State of Nevada in electronic format. A more legible PDF version has been furnished.

29.	The Subscription Agreement has been added as Exhibit 10.1.

30.	The additional undertaking was added (page II-4).

The Company acknowledges that:

•	should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, does not foreclose the Commission from taking any action with respect to the filing;

•
the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•
the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very Truly Yours,

/s/ David Mough
President